16001666

SEC [illegible]
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 22 2016
Washington DC
416

SEC FILE NUMBER
8-41597

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hovde Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1629 Colonial Parkway
(No. and Street)

Inverness (City) | IL (State) | 60067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven D. Hovde | (847) 991-6622 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FGMK, LLC
(Name – *if individual, state last, first, middle name*)

333 W. Wacker Dr., 6th Floor (Address) | Chicago (City) | IL (State) | 60606 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Steven D. Hovde, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hovde Group LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

OFFICIAL SEAL
DAVID MAGLI
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 8/25/2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASSURANCE • TAX • ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Hovde Group LLC

We have audited the accompanying statement of financial condition of Hovde Group LLC as of December 31, 2015. This financial statement is the responsibility of Hovde Group LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Hovde Group LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

FGMK, LLC

Chicago, Illinois
January 28, 2016

FGMK, LLC
2801 Lakeside Drive, 3rd Floor • Bannockburn, IL 60015 • 847 374 0400
333 W. Wacker Drive, 6th Floor • Chicago, IL 60606 • 312 818 4300 • fgmk.com

HOVDE GROUP LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS	
Cash and cash equivalents	$ 6,337,862
Due from clearing broker	417,856
Accounts receivable	152,299
Note receivable	281,632
Securities owned, at fair value	55,385
Prepaid expenses	557,114
Due from members, employees and others	450,058
Other	82,266
	$ 8,334,472
LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES	
Accounts payable	$ 41,925
Accrued expenses	804,272
	846,197
LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS	716,310
	1,562,507
MEMBERS' EQUITY	6,771,965
	$ 8,334,472

The accompanying notes are an integral part of this statement.